# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalyn Pharma Inc., CIK 0001540171
CUSIP: 05348Y105
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 105 W First Street, Boston, Massachusetts (MA), 02127
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,675,296; sole dispositive power 0; shared dispositive power 2,675,296; aggregate amount beneficially owned 2,675,296 (6% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,675,296; sole dispositive power 0; shared dispositive power 2,675,296; aggregate amount beneficially owned 2,675,296 (6% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 425,000; sole dispositive power 0; shared dispositive power 425,000; aggregate amount beneficially owned 425,000 (1% of the class)
- Perceptive Xontogeny Venture Fund II, L.P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,250,296; sole dispositive power 0; shared dispositive power 2,250,296; aggregate amount beneficially owned 2,250,296 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Avalyn Pharma Inc.
Address of issuer's principal executive offices: 105 W FIRST ST., BOSTON, Massachusetts 02127

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the Common Stock, $0.001 par value per share (the "Common Stock") of Avalyn Pharma Inc. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
(iv) Perceptive Xontogeny Venture Fund II, LP ("PXV II")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.
PVX II is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 44,312,047 shares of Common Stock outstanding, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on April 30, 2026, giving effect to the underwriters' exercise of their over-allotment option.

The Master Fund directly holds 425,000 shares of Common Stock and PXV II directly holds 2,250,296 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own shares held by the Master Fund. Perceptive Venture Advisors, LLC is the investment manager of PXV II and is controlled by Perceptive Advisors, who may be deemed to beneficially own the shares held by PXV II. Perceptive Xontogeny Ventures II GP, LLC is the general partner of PXV II. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the shares held by the Master Fund and PXV II.
Percent of class:
Perceptive Advisors: 6.0%
Mr. Edelman: 6.0%
Master Fund: 1.0%
PXV II: 5.1
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
PXV II: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 2,675,296
Mr. Edelman: 2,675,296
Master Fund: 425,000
PXV II: 2,250,296
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
PXV II: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 2,675,296
Mr. Edelman: 2,675,296
Master Fund: 425,000
PXV II: 2,250,296

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/07/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (05/07/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/07/2026)
- Perceptive Xontogeny Venture Fund II, L.P: /s/ Joseph Edelman, By: Perceptive Xontogeny Ventures II GP, LLC; By:Joseph Edelman, Managing Member (05/07/2026)